SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

October 20, 2011

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 23, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Announcement of LM Ericsson Telephone Company, dated October 20, 2011 regarding “ERICSSON REPORTS THIRD QUARTER RESULTS”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (publ)

By:	/s/ NINA MACPHERSON
Nina Macpherson
Senior Vice President and General Counsel

By:	/S/ HELENA NORRMAN
Helena Norrman
Senior Vice President
Corporate Communications

Date: October 20, 2011

THIRD QUARTER REPORT October 20, 2011

ERICSSON REPORTS THIRD QUARTER RESULTS

	Third quarter			Second quarter		Nine months
SEK b.	20111)	20102)	Change	20111)	Change	20111)	20102)	Change
Net sales	55.5	47.5	17%	54.8	1%	163.3	140.6	16%
Gross margin	35.0%	39.0%	—	37.8%	—	37.1%	38.9%	—
EBITA margin excl JVs	13.4%	15.8%	—	11.4%	—	13.0%	14.1%	—
Operating income excl JVs	6.3	6.2	2%	5.0	25%	17.6	16.1	10%
Operating margin excl JVs	11.3%	13.0%	—	9.2%	—	10.8%	11.4%	—
Ericsson’s share in earnings in JVs	-0.6	0.0	—	-0.8	—	-1.9	-0.4	—
Income after financial items	5.9	6.1	-3%	4.6	28%	16.3	15.2	7%
Net income	3.8	3.6	6%	3.2	18%	11.1	6.9	62%
EPS diluted, SEK	1.18	1.14	4%	0.96	23%	3.42	2.12	61%
EPS (Non-IFRS), SEK3)	1.44	1.42	1%	1.21	19%	4.17	3.15	32%
Adjusted operating cash flow4)	2.4	12.7	—	7.0	—	7.2	13.7	—
Cash flow from operations	1.6	11.8	—	5.8	—	4.5	11.4	—

1)	Numbers for 2011 are stated incl. restructuring charges of SEK 0.4 b. in Q3, SEK 1.7 b. in Q2 and SEK 0.4 b. in Q1
2)

All numbers for 2010, excl. EPS, EPS (Non-IFRS), Net income and Cash flow from operations, are stated excl. restructuring charges. For details see section on restructuring under Financial Statements and Additional Information

3)	EPS, diluted, excl. amortizations and write-downs of acquired intangible assets
4)	Cash flow from operations excl. restructuring cash outlays that have been provided for

“Group sales in the quarter increased by 17% year-over-year driven by a continued strong demand for mobile broadband as well as increased services revenues,” says Hans Vestberg, President and CEO of Ericsson (NASDAQ:ERIC). “Sales for comparable units, adjusted for currency and hedging, increased 24% year-over-year. Our performance year-to-date reaffirms our indications of a strengthened global market share. A higher proportion of coverage projects along with accelerating network modernization projects in Europe impacted gross margin negatively. Operating income, excluding joint ventures, was SEK 6.3 (6.2) b. in the quarter and net income amounted to SEK 3.8 (3.6) b., an increase of 6%.

Segment Networks sales grew 25% year-over-year. The sequential decrease of -3% is due to seasonality and reduced CDMA sales in North America. All regions except North America, Northern Europe & Central Asia, Mediterranean and India showed sequential growth in Networks. In the quarter, all remaining effects from the earthquake and tsunami in Japan in March this year on our supply chain have been eliminated and lead times are back to normal. With economic uncertainties in parts of the world, we cannot exclude somewhat more cautious short-term operator spending.

Segment Global Services sales grew 7% year-over-year and sequentially and Professional Services, currency adjusted, grew by 13% year-over-year. Managed services showed good development with increased sales of 12% sequentially, following 24 new managed services contracts reported in the second quarter. Segment Multimedia sales grew 11% year-over-year and 8% sequentially, with good traction also this quarter for revenue management in Middle East and Sub-Saharan Africa.

The quarter was mixed for our joint ventures. Sony Ericsson reported increased sales and improved average selling price. Our share of Sony Ericsson’s profit was SEK 0.1 (0.3) b. ST-Ericsson’s sales increased sequentially by 7% and revenues from new products continued to grow offsetting continuous decline in legacy products. Our share of ST-Ericsson’s loss was SEK -0.7 (-0.4) b.

Increased global smart phone penetration, new devices and the introduction of tiered pricing is driving continued mobile data traffic growth. Mobile broadband subscriptions are expected to reach close to one billion by year-end and to reach close to five billion by 2016. We believe that the fundamentals for longer-term positive development for the industry remain solid. Ericsson is well positioned to drive and benefit from this development,” concludes Vestberg.

1

FINANCIAL HIGHLIGHTS

Income statement and cash flow

Sales in the quarter amounted to SEK 55.5 (47.5) b., up 17% year-over-year and 1% sequentially. Sales for comparable units, adjusted for currency exchange rate effects and hedging, increased 24% year-over-year. The strong growth in mobile broadband equipment that we have seen the past quarters, continued also this quarter. In this quarter, we also saw an uptake in the services segment.

Reported numbers for the third quarter 2011 include restructuring charges of SEK 0.4 b., while reported numbers for the third quarter 2010 exclude restructuring charges of SEK 0.9 b. Total estimated restructuring charges for 2011 remains at approximately SEK 3 b.

Gross margin in the quarter was down year-over-year to 35.0% (39.0%), and down from 37.8% sequentially. A higher proportion of coverage projects along with accelerating network modernization projects in Europe impacted gross margin negatively. Sequentially the increased share of services business also had a negative impact.

The network modernization projects in Europe, with their lower margins, will continue to accelerate in the fourth quarter. Average project duration is expected to be 18-24 months.

Total operating expenses amounted to SEK 13.5 (13.0) b. Typically, operating expenses are lower in the third quarter. R&D expenses amounted to SEK 7.8 (7.2) b., an increase of 8% year-over-year. The increase is a result of earlier communicated planned higher investments in radio, such as TD-LTE and IP as well as the acquired LG-Ericsson operations. Selling and general administrative expenses (SG&A) amounted to SEK 5.7 (5.7) b., representing 10% of sales compared to 12% in the third quarter 2010. Other operating income and expenses amounted to SEK 0.4 (0.6) b. in the quarter.

Operating income, excluding joint ventures, increased to SEK 6.3 (6.2) b. in the quarter despite a negative impact from restructuring charges of SEK 0.4 b. Operating margin decreased to 11.3% (13.0%) year-over-year and increased sequentially from 9.2%. In the second quarter operating income was impacted by a one-off restructuring charge of SEK 1.3 b. related to activities in Sweden.

Ericsson’s share in earnings of joint ventures, before tax, was SEK -0.6 (0.0) b., compared to SEK -0.8 b. in the second quarter 2011 due to improved results in Sony Ericsson. Ericsson’s share in Sony Ericsson’s result was SEK 0.1 (0.3) b. and in ST-Ericsson SEK -0.7 (-0.4) b.

Financial net amounted to SEK 0.2 (-0.1) b. in the quarter as a result of positive revaluation effects from lower interest rates. Financial net decreased sequentially from SEK 0.3 b.

Net income improved year-over-year to SEK 3.8 (3.6) b. due to higher sales volumes. Sequentially net income increased from SEK 3.2 b. mainly due to improved operating margin.

Earnings per share were SEK 1.18 (1.14) in the quarter. Earnings per share, Non-IFRS, diluted, i.e. excluding amortizations and write-downs of acquired intangibles, were SEK 1.44 (1.42) in the third quarter, up 1%.

Adjusted operating cash flow was SEK 2.4 (12.7) b. in the quarter. Cash flow from operations amounted to SEK 1.6 (11.8) b. Last year the quarter was positively impacted by exceptionally good collections. Cash outlays for restructuring amounted to SEK 0.7 (0.9) b. in the quarter. Cash outlays of SEK 1.8 b. remain to be made.

Ericsson Third Quarter Report 2011	2

Balance sheet and other performance indicators

SEK b.	Sept 30 2011	June 30 2011	Mar 31 2011	Dec 31 2010
Net cash	35.4	42.6	48.2	51.3
Interest-bearing liabilities and post-employment benefits	41.5	36.1	34.8	35.9
Trade receivables	65.6	60.2	60.6	61.1
Days sales outstanding	106	99	101	88
Inventory	38.6	35.1	32.1	29.9
Of which regional inventory	24.9	22.5	21.1	18.7
Inventory days	91	89	87	74
Payable days	67	68	70	62
Customer financing, net	4.6	4.0	4.2	4.4
Return on capital employed	13%	13%	13%	10%
Equity ratio	50%	52%	53%	52%

Trade receivables increased sequentially at SEK 65.6 (60.2) b. Days sales outstanding (DSO) increased from 99 to 106 days sequentially due to a higher share of projects with longer payment terms.

Inventory increased sequentially by SEK 3.5 b. to SEK 38.6 (35.1) b. In the quarter, we had good progress in normalizing the supply chain, however, there were remaining effects from the earlier mitigating activities taken in connection to the events in Japan. Inventory was also negatively impacted by a weaker SEK and a higher share of projects. Inventory turnover days increased from 89 to 91 days.

Goodwill increased SEK 1.4 b. to SEK 27.7 (26.3) b. due to a weaker SEK.

Cash, cash equivalents and short-term investments amounted to SEK 76.9 (78.7) b. The net cash position decreased sequentially by SEK 7.2 b. to SEK 35.4 (42.6) b. The post-employment benefits in Sweden has been recalculated due to lower discount rates resulting in a negative effect on net cash position of SEK -5.0 b. Furthermore, Ericsson’s acquisition cost for Nortel’s remaining patents and patent applications was close to SEK 2 b.

During the quarter approximately SEK 1.5 b. of provisions were utilized, of which SEK 0.7 b. related to restructuring. Additions of SEK 0.6 b. was made, of which nothing related to restructuring. Reversals of SEK 0.6 b. were made.

Total number of employees at the end of the quarter amounted to 100,890 (88,060), an increase by 2,961 from June 30, 2011, mainly related to our services business, primarily in India, China, Brazil and Italy.

Ericsson Third Quarter Report 2011	3

SEGMENT RESULTS

Networks

	Third quarter			Second quarter		Nine months
SEK b.	20111)	20102)	Change	20111)	Change	20111)	20102)	Change
Networks sales	32.5	26.1	25%	33.4	-3%	99.1	76.3	30%
EBITA margin3)	16%	21%	—	16%	—	17%	18%	—
Operating margin	13%	17%	—	14%	—	15%	14%	—

1)	All numbers for 2011 are stated incl. restructuring charges of SEK 0.1 b in Q3, SEK 1.0 b. in Q2 and SEK 0.2 b. in Q1
2)	All numbers for 2010 are stated excl. restructuring charges of SEK 0.6 b in Q3, SEK 0.9 b. in Q2 and SEK 1.5 b. in Q1
3)	EBITA – Earnings before interest, tax, amortizations and write-downs of acquired intangibles

Networks sales in the quarter were SEK 32.5 (26.1) b., negatively impacted by the strong SEK year-over-year. The increase of 25% year-over-year was an effect of continued high sales in mobile broadband related equipment including packet core, IP routers and microwave based backhaul. The sequential decrease of -3% is due to seasonality and reduced CDMA sales in North America. All regions except North America, Northern Europe & Central Asia, Mediterranean and India showed sequential growth in Networks. In India 3G rollouts peaked in the second quarter.

Regions Latin America and Sub Saharan Africa developed favorably with especially strong growth in Brazil and Nigeria where operators invested in mobile broadband coverage. Japan also showed strong development in the quarter with a high degree of capacity investments. China had a somewhat slower quarter due to seasonality. In the quarter, all remaining effects from the earthquake and tsunami in Japan in March this year on our supply chain have been eliminated and lead times are back to normal. With economic uncertainties in parts of the world, we cannot exclude somewhat more cautious short-term operator spending.

EBITA margin in the quarter decreased year-over-year to 16% (21%) and was flat sequentially. In the second quarter 2011, margins were negatively impacted by one-off restructuring charges in Sweden. In the network modernization projects in Europe the old GSM- and WCDMA-radio base stations are now starting to be replaced with the new multi-standard radio.

Ericsson Third Quarter Report 2011	4

Global Services

	Third quarter			Second quarter		Nine months
SEK b.	20111)	20102)	Change	20111)	Change	20111)	20102)	Change
Global Services sales	20.4	19.1	7%	19.0	7%	56.9	57.3	-1%
Of which Professional Services	14.7	13.7	7%	13.5	9%	40.8	41.8	-3%
Of which Managed Services	5.3	5.2	1%	4.7	12%	15.0	15.8	-5%
Of which Network Rollout	5.7	5.3	7%	5.6	3%	16.1	15.4	5%
EBITA margin3)	9%	12%	—	6%	—	8%	12%	—
Of which Professional Services	14%	16%	—	13%	—	13%	16%	—
Operating margin	9%	11%	—	5%	—	7%	11%	—
Of which Professional Services	14%	16%	—	12%	—	13%	15%	—

1)	All numbers for 2011 are stated incl. restructuring charges of SEK 0.3b in Q3, SEK 0.5 b. in Q2 and SEK 0.2 b. in Q1
2)	All numbers for 2010 are stated excl. restructuring charges of SEK 0.3b in Q3, SEK 1.0 b. in Q2 and SEK 0.7 b. in Q1
3)	EBITA – Earnings before interest, tax, amortizations and write-downs of acquired intangibles

Global Services sales in the quarter were SEK 20.4 (19.1) b. an increase of 7% both year-over-year and sequentially.

Professional Services sales were SEK 14.7 (13.7) b. in the quarter, up 7% year-over-year and 9% sequentially. Currency adjusted sales of Professional Services increased year-over-year 13%. The increase is mainly a result of increased sales of systems integration projects. In the quarter, four significant systems integration contracts were signed in the areas of OSS/BSS, Service Delivery Platforms and data center build projects.

Managed Services sales increased by 1% year-over-year to SEK 5.3 (5.2) b. and 12% sequentially, mainly driven by Brazil, Germany, Italy, UK and the US. Currency adjusted Managed Services sales increased 8% year-over-year. The sequential growth is reflecting the 24 new managed services contracts signed in the second quarter. In the third quarter, 14 new managed services contracts were signed, of which six were extensions or expansions.

Network Rollout sales amounted to SEK 5.7 (5.3) b. in the quarter, an increase of 7% year-over-year and 3% sequentially, driven by continued high volumes of network modernization.

Global Services’ EBITA margin decreased in the quarter to 9% (12%) year-over-year and increased sequentially from 6%. Sequentially, margin was positively impacted by increased volumes and improved Network Rollout margins driven by supply chain improvements. However, Network Rollout margins are still negative due to network modernization in Europe and finalization of 3G projects in India. The margin impact from restructuring charges was 1%-point in the quarter.

EBITA margin for Professional Services amounted to 14% (16%). Margins improved sequentially from 13% positively impacted by increased volumes. In the quarter there was an impact from restructuring charges of 2%-points.

Ericsson provides support for networks that serve more than two billion subscribers worldwide. The total number of subscribers in networks managed by Ericsson is more than 850 million, of which 475 million in network operation contracts and 375 million in field operations. The number of services professionals employed amounts to 53,000.

Multimedia

	Third quarter			Second quarter		Nine months
SEK b.	20111)	20102)	Change	20111)	Change	20111)	20102)	Change
Multimedia sales	2.6	2.3	11%	2.4	8%	7.2	7.0	3%
EBITA margin3)	11%	0%	—	-4%	—	0%	-3%	—
Operating margin	3%	-8%	—	-11%	—	-7%	-11%	—

1)	All numbers for 2011 are stated incl. restructuring charges of SEK 0.0 b in Q3, SEK 0.1 b. in Q2 and SEK 0.0 b. in Q1
2)	All numbers for 2010 are stated excl. restructuring charges of SEK 0.0 b in Q3, SEK 0.2 b. in Q2 and SEK 0.0 b. in Q1
3)	EBITA – Earnings before interest, tax, amortizations and write-downs of acquired intangibles

Multimedia sales in the quarter increased 11% year-over-year and 8% sequentially, with continued good development in revenue management. TV solutions improved sequentially, driven by IPTV where several contracts were signed in the quarter. EBITA margin improved to 11% (0%) due to increased volumes and the efficiency program which has resulted in lower operating expenses.

Ericsson Third Quarter Report 2011	5

Sony Ericsson

	Third quarter			Second quarter		Nine months
EUR m.	2011	2010	Change	2011	Change	2011	2010	Change
Number of units shipped (m.)	9.5	10.4	-9%	7.6	25%	25.3	31.9	-21%
Average selling price (EUR)	166	154	8%	156	6%	155	150	3%
Net sales	1,586	1,603	-1%	1,193	33%	3,924	4,765	-18%
Gross margin	27%	30%	—	31%	—	30%	29%	—
Operating margin	2%	4%	—	-3%	—	1%	3%	—
Income before taxes	31	62	—	-42	—	4	112	—
Income before taxes, excl restructuring charges	31	66	—	-42	—	4	151	—
Net income	0	49	—	-50	—	-40	82	—
Operating cash flow	53	-54	—	-224	—	-524	-119	—

Sony Ericsson’s third quarter profitability improved sequentially as a result of higher sales volumes. The company’s shift to Android-based smartphones continues, now representing more than 80% of total sales.

Cash flow from operating activities during the quarter was positive EUR 53 million. Repayment of external borrowings of EUR 51 million were made in the quarter resulting in total borrowings of EUR 718 million on September 30, 2011. Total cash balances amounted to EUR 466 million.

Sony Ericsson estimates that its share in the global Android-based smartphone market during the quarter was approximately 12% in volume and 11% in value.

Ericsson’s share in Sony Ericsson’s income before tax was SEK 0.1 (0.3) b. in the quarter.

ST-Ericsson

	Third quarter			Second quarter
USD m.	2011	2010	Change	2011	Change
Net sales	412	565	-27%	385	7%
Adjusted operating income1)	-194	-85	-128%	-181	-7%
Operating income	-224	-129	-73%	-222	-1%
Net income	-211	-121	-74%	-221	5%

1)	Operating income adjusted for amortization of acquired intangibles and restructuring charges

ST-Ericsson’s sales increased sequentially by 7% and revenues from new products continued to grow offsetting the continuous decline in sale of legacy products. The net financial position at the end of the quarter was negative USD -594 m. (last quarter net financial position was USD -427 m.) ST-Ericsson is reported in US GAAP and Ericsson’s share in ST-Ericsson’s income before tax, adjusted to IFRS, was SEK -0.7 (-0.4) b. in the quarter.

By the end of the quarter ST-Ericsson had utilized USD 614 m. of a short-term credit facility granted on a 50/50 basis by the parent companies.

ST-Ericsson is currently in a shift from legacy to new products, which in the quarter represented more than 50% of total sales.

Ericsson is committed to support the execution of ST-Ericsson’s business plan and we still believe in the company’s recovery to profitability and positive operating cash flows. However, in the event of a significant worsening of the current market conditions, we may consider additional actions to improve performance. Under this scenario the value of ST-Ericsson for Ericsson may be lower than the current carrying amount of the investment on our books. We will continuously monitor ST-Ericsson’s business evolution and will value the situation on a quarterly basis.

Ericsson Third Quarter Report 2011	6

REGIONAL OVERVIEW

	Third quarter			Second quarter		Nine months
Sales, SEK b.	2011	2010	Change	2011	Change	2011	2010	Change
North America	12.1	12.9	-6%	12.3	-2%	37.6	35.4	6%
Latin America	6.0	3.7	64%	4.9	22%	15.0	11.8	26%
Northern Europe and Central Asia	3.5	2.4	49%	4.6	-23%	11.4	7.3	56%
Western and Central Europe	4.6	4.3	7%	4.3	6%	13.8	14.0	-1%
Mediterranean	5.2	5.0	4%	5.5	-6%	15.6	15.7	-1%
Middle East	3.7	2.7	34%	3.5	3%	10.3	10.5	-2%
Sub-Saharan Africa	2.5	1.8	40%	2.2	14%	6.9	7.2	-3%
India	2.3	2.1	7%	2.8	-19%	8.2	5.8	42%
China and North East Asia	9.7	6.9	39%	9.0	7%	27.3	16.5	66%
South East Asia and Oceania	3.7	3.8	-3%	3.0	23%	9.9	11.0	-10%
Other	2.2	1.9	19%	2.5	-10%	7.3	5.4	35%

Total	55.5	47.5	17%	54.8	1%	163.3	140.6	16%

North America sales decreased -6% year-over-year and -2% sequentially. A positive uptake in the services and OSS/BSS businesses in the quarter could not fully offset the impact from a slower networks business after a period of high operator investments in network capacity. CDMA sales declined sequentially although it increased year-over-year. There is a continued operator focus on commercial LTE launches and in addition, operators also focus on cash flow management.

Latin America sales increased 64% year-over-year and 22% sequentially with growth across all segments. Operators invest in mobile broadband coverage as well as GSM to meet increased data traffic. There were also good traction for transmission, opto and IP. In the quarter, new IPTV deals were signed.

Northern Europe and Central Asia sales increased 49% year-over-year and decreased -23% sequentially. The sequential decline is due to slower infrastructure and network rollout sales, mainly in Russia, following strong operator investments in network capacity and coverage during the first six months of 2011.

Western and Central Europe sales increased 7% year-over-year and 6% sequentially, mainly driven by increased volumes related to network modernization projects as well as the managed services business. There is momentum for managed services and network sharing as operators seek to reduce operating expenses.

Mediterranean sales increased 4% year-over-year and decreased -6% sequentially. Network modernization projects are underway across the region. Year-over-year, network rollout and system integration showed a good development, reflecting the ongoing modernization projects. Sequentially, Spain and Greece were impacted by macroeconomic instability and in Northern Africa sales developed slow due to political unrest.

Middle East sales increased 34% year-over-year and 3% sequentially. The year-over-year comparison is easy due to a slow market in Q3 2010 following supply constraints. Mobile broadband sales continued to develop positively across the region. Operators are looking into opportunities to reducing their operating expenses, resulting in a positive development for managed services both year-over-year and sequentially. Political unrest continues to impact sales development in the region with operators being cautious on infrastructure investments.

Sub-Saharan Africa sales increased 40% year-over-year and 14% sequentially, driven by both networks and multimedia. Operators invested in 3G network coverage in preparation for expected increased data traffic. To reduce operating expenditures, operators show interest in managed services.

India sales increased 7% year-over-year and decreased -19% sequentially. Networks sales decreased sequentially due to slower 3G investments. The initial 3G rollouts reached a temporary peak already in the second quarter 2011 following three quarters of intense deployments. The Indian market is fragmented and in the near future a telecom policy reform is expected which might make operator consolidation easier. After the end of the quarter the first TD-LTE deal in India was signed with Augere Wireless Broadband Pvt Ltd and services will start next year.

Ericsson Third Quarter Report 2011	7

China and North East Asia sales increased 39% year-over-year and 7% sequentially across all segments and with especially strong demand in services and multimedia. Operator investments in the region are mainly driven by the broad introduction of smartphones which has lead to continuous growth in mobile broadband subscriptions and usage. The high level of GSM expansions continued in China although total revenue was somewhat lower due to seasonality. Ericsson has successfully completed the first phase of the large-scale TD-LTE trial with China Mobile. Japan showed strong development in the quarter with a high degree of capacity investments. In Korea, the LTE contracts with LGU+ and SKT have both moved into deployment phase and LG-Ericsson is also implementing a WCDMA/HSPA capacity expansion project in the Seoul metropolitan area.

South East Asia and Oceania sales decreased -3% year-over-year and increased 23% sequentially, with contribution from the Telstra LTE project which is now in deployment. Data traffic growth is only 10% in the region and smartphone penetration is still low. Overall profitability for operators is declining due to diminishing voice and sms revenues.

Other includes sales of for example embedded modules, cables, power modules as well as licensing and IPR.

MARKET DEVELOPMENT

Growth rates are based on Ericsson and market estimates

	Unit	Third quarter			Full year					Ericsson forecast
		2010	2011	Change	2006	2007	2008	2009	2010	2011
Mobile subscriptions	Billion	5.1	~5.8	~13%	2.7	3.3	4.0	4.6	5.3	~6.1

Net additions	Million	175	~135	~-30%	500	620	660	640	710	~800

Mobile broadband1)	Million	540	~870	~60%	55	130	220	360	610	~900
Net additions	Million	65	~85	~30%	30	70	90	150	250	~300

1)	Mobile broadband includes handset, tablets and mobile PC for the following technologies: HSPA, LTE, CDMA2000 EV-DO, TD-SCDMA and WiMax

Note: Due to continuous improvements in reported data from operators, subscriptions figure from Q211 has changed compared to last report, affecting comparison of net additions.

Industry development

GSM network coverage has reached more than 85% of the world’s population and more than 40% of the population has the possibility to access WCDMA/HSPA networks. Both technologies will continue to expand its footprint going forward and in five years time, WCDMA/HSPA is expected to have the same coverage as GSM has today. Further buildout of HSPA coverage will be driven by the availability of affordable smartphones, as well as the surge in mobile broadband services, applications and faster speeds. Several major operators have started LTE deployments but in terms of population coverage, LTE only covers a few percentages today. In five years time, it is expected that LTE will have roughly the same population coverage as WCDMA/HSPA has today. In terms of global operator investments, WCDMA/HSPA will remain the leading mobile access technology for many years to come.

Yearly WCDMA/HSPA radio access network investments passed GSM investments in 2009, eight years after the 3G introduction in Western Europe. Co-existence of GSM, WCDMA/HSPA, CDMA2000 and 4G/LTE and increasing number of frequency bands pave the way for investments in multi-standard solutions and networks modernization.

In addition to radio investments, the strong growth in mobile and fixed broadband drives need for higher capacity in areas such as backhaul, aggregation, transport, and routing based on IP and Ethernet technologies.

With operators’ focus on increased network quality and efficiency, the ability to deal with high data volumes while maintaining telecom grade service levels is key. This enables operators to provide premium quality and differentiating offerings to the end users. Recognizing that quality of service is becoming more important, some operators now differentiate by deploying superior networks emphasizing end user experience and quality. This also drives demand for services targeting the operational efficiency of operators, such as consulting, including network optimization, systems integration and managed services.

Ericsson Third Quarter Report 2011	8

End user trends

Global mobile penetration is 82% and total mobile subscriptions are around 5.8 billion. Around 75% of the subscriptions, or 4.4 billion, are GSM while only 14% are WCDMA/HSPA subscriptions. Year-over-year growth was roughly 13%. India and China accounted for approximately 40% of the estimated ~135 million net additions during the third quarter, adding around 20 and 30 million respectively. For India, this is lower than previous quarters. Indonesia, Brazil and Bangladesh follow in terms of net addition. There is continued strong momentum for uptake of smartphones in all regions; we expect to see approximately 30% of all handsets sold in the third quarter to be smartphones, compared to around 20% for the full year 2010. However, out of the installed base of subscriptions worldwide only around 10% use smartphones, which means that there is a big room for further uptake.

Global fixed broadband subscriptions reached around 550 million by the end of the second quarter 2011, mainly boosted by strong growth in DSL in China. DSL represents more than 60% of all fixed broadband subscriptions.

Tiered pricing for mobile broadband is now a reality, as many operators today have evolved beyond flat-rate unlimited data models and introduced segmented price plans, such as volume-, time- or speed-based plans. Segmented data price plans intend to attract a wide variety of data users and differentiate the offering, in order to maximize data revenues and to grow total service revenues.

Traffic load and traffic pattern differ significant between networks and countries, with higher than average usage in e.g. North America. It is worth mentioning that North America also has much higher voice minutes per user compared with other regions, mainly due to their different tariff structures. An average mobile PC user currently generates 1-2 Gbyte per month and the usage has been increasing over time. On average in a mobile network, a smartphone generates approximately 10 times more data traffic compared to a normal feature phone, while a mobile PC generates 100 times more traffic than a feature phone. Going forward, the strong uptake of tablets will further stimulate traffic growth. For all device types, measurements show that video streaming and web browsing are the applications that generate the largest share of the traffic. The amount of traffic generated over WiFi varies between different types of devices.

PARENT COMPANY INFORMATION

Income after financial items was SEK 6.1 (5.9) b. Major changes in the Parent Company’s financial position for the nine-month period include; decreased cash, cash equivalents and short-term investments of SEK 13.3 b., increased current and non-current receivables from subsidiaries of SEK 6.6 b. and decreased current liabilities to subsidiaries of SEK 8.6 b. At the end of the quarter, cash, cash equivalents and short-term investments amounted to SEK 58.3 (71.6) b. Guarantees to Sony Ericsson Mobile Communications AB are reported as contingent liabilities and amounted to SEK 2.1 (1.1) b. By the end of the quarter ST-Ericsson had utilized USD 307 million of a short-term credit facility.

In accordance with the conditions of the long-term variable compensation program (LTV) for Ericsson employees, 2,600,304 shares from treasury stock were sold or distributed to employees during the third quarter. The holding of treasury stock at September 30, 2011, was 65,880,866 Class B shares.

OTHER INFORMATION

Closing of acquisition of M2M technology platform from Telenor Connexion

On August 24, 2011, Ericsson announced the completion of the asset purchase agreement to acquire Telenor Connexion’s M2M (machine-to-machine) technology platform. The acquisition follows Ericsson’s ambition to drive the market for M2M communication.

Nortel patent portfolio

On July 29, 2011, Ericsson, as part of a consortium of leading technology companies, completed the acquisition of all of Nortel’s remaining patents and patent applications. The acquisition, which is still subject to final approval, includes more than 6,000 patents and patent applications touching nearly every aspect of telecommunications and additional markets as well, including Internet search and social networking.

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Assessment of risk environment

Ericsson’s operational and financial risk factors and uncertainties along with our strategies and tactics to mitigate risk exposures or limit unfavorable outcomes are described in our Annual Report 2010. Compared to the risks described in the Annual Report 2010, no material new or changed risk factors or uncertainties have been identified in the quarter.

Risk factors and uncertainties in focus during the forthcoming nine-month period for the Parent Company and the Ericsson Group include:

•

Potential negative effects on operators’ willingness to invest in network development due to a increased uncertainty in the financial markets and a weak economic business environment as well as uncertainty regarding the financial stability of suppliers, for example due to lack of financing, or reduced consumer telecom spending, or increased pressure on us to provide financing;

•	Effects on gross margins and/or working capital of the product mix in the Networks segment between sales of software, upgrades and extensions as well as break-in contracts;

•	Effects on gross margins of the product mix in the Global Services segment including proportion of new network build-outs and share of new managed services deals with initial transition costs;

•	A continued volatile sales pattern in the Multimedia segment or variability in our overall sales seasonality could make it more difficult to forecast future sales;

•	Effects of the ongoing industry consolidation among our customers as well as between our largest competitors, e.g. with postponed investments and intensified price competition as a consequence;

•	Results and capital needs of our two major joint ventures Sony Ericsson and ST-Ericsson;

•	Changes in foreign exchange rates, in particular USD and EUR;

•	Political unrest or instability in certain markets;

•	Effects on production and sales from restrictions with respect to timely and adequate supply of materials, components and production capacity and other vital services on competitive terms;

•	Natural disasters, effecting production, supply and transportation.

Ericsson conducts business in certain countries which are subject to trade restrictions or which are focused on by certain investors. We stringently follow all relevant regulations and trade embargos applicable to us in our dealings with customers operating in such countries. Moreover, Ericsson operates globally in accordance with Group level policies and directives for business ethics and conduct. In no way should our business activities in these countries be construed as supporting a particular political agenda or regime. We have activities in such countries mainly due to that certain customers with multi-country operations put demands on us to support them in all their markets.

Stockholm, October 20, 2011

Telefonaktiebolaget LM Ericsson (publ)

Date for next report: January 25, 2012

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AUDITORS’ REVIEW REPORT

We have reviewed this report for the period January 1, 2011, to September 30, 2011, for Telefonaktiebolaget LM Ericsson (publ). The board of directors and the CEO are responsible for the preparation and presentation of this financial information in accordance with IAS 34 and the Swedish Annual Accounts Act. Our responsibility is to express a conclusion on this financial information based on our review.

We conducted our review in accordance with the Swedish Standard on Review Engagements SÖG 2410, Review of Interim Report Performed by the Independent Auditor of the Entity. A review consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (ISA) and other generally accepted auditing standards in Sweden. The procedures performed in a review do not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Based on our review, nothing has come to our attention that causes us to believe that the interim report is not prepared, in all material respects, in accordance with IAS 34 and the Swedish Annual Accounts Act, regarding the Group, and with the Swedish Annual Accounts Act, regarding the Parent Company.

Stockholm, October 20, 2011

PricewaterhouseCoopers AB

Peter Nyllinge

Authorised Public Accountant

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EDITOR’S NOTE

To read the complete report with tables, please go to:

www.ericsson.com/res/investors/docs/q-reports/2011/9month11-en.pdf

Ericsson invites media, investors and analysts to a press conference at the Ericsson Studio, Grönlandsgången 4, Stockholm, at 09.00 (CET), October 20, 2011. An analysts, investors and media conference call will begin at 15.30 (CET).

Live webcast of the press conference and conference call as well as supporting slides will be available at www.ericsson.com/press and www.ericsson.com/investors

Video material will be published during the day on www.ericsson.com/broadcast_room

FOR FURTHER INFORMATION, PLEASE CONTACT

Helena Norrman, Senior Vice President, Communications

Phone: +46 10 719 3472

E-mail: investor.relations@ericsson.com or media.relations@ericsson.com

Investors	Media

Åse Lindskog, Vice President, Head of Investor and Analyst Relations Phone: +46 10 719 9725, +46 730 244 872 E-mail: investor.relations@ericsson.com	Ola Rembe, Vice President, Head of Corporate Public and Media Relations Phone: +46 10 719 9727, +46 730 244 873 E-mail: media.relations@ericsson.com

Stefan Jelvin, Director, Investor Relations Phone: +46 10 714 2039 E-mail: investor.relations@ericsson.com	Corporate Public & Media Relations Phone: +46 10 719 69 92 E-mail: media.relations@ericsson.com

Åsa Konnbjer, Director, Investor Relations Phone: +46 10 713 3928 E-mail: investor.relations@ericsson.com	Telefonaktiebolaget LM Ericsson (publ) Org. number: 556016-0680 Torshamnsgatan 23 SE-164 83 Stockholm Phone: +46 10 719 0000 www.ericsson.com

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Disclosure Pursuant to the Swedish Securities Markets Act

Ericsson discloses the information provided herein pursuant to the Securities Markets Act. The information was submitted for publication at 07.30 CET, on October 20, 2011.

Safe Harbor Statement of Ericsson under the US Private Securities Litigation Reform Act of 1995;

All statements made or incorporated by reference in this release, other than statements or characterizations of historical facts, are forward-looking statements. These forward-looking statements are based on our current expectations, estimates and projections about our industry, management’s beliefs and certain assumptions made by us. Forward-looking statements can often be identified by words such as “anticipates”, “expects”, “intends”, “plans”, “predicts”, “believes”, “seeks”, “estimates”, “may”, “will”, “should”, “would”, “potential”, “continue”, and variations or negatives of these words, and include, among others, statements regarding: (i) strategies, outlook and growth prospects; (ii) positioning to deliver future plans and to realize potential for future growth; (iii) liquidity and capital resources and expenditure, and our credit ratings; (iv) growth in demand for our products and services; (v) our joint venture activities; (vi) economic outlook and industry trends; (vii) developments of our markets; (viii) the impact of regulatory initiatives; (ix) research and development expenditures; (x) the strength of our competitors; (xi) future cost savings; (xii) plans to launch new products and services; (xiii) assessments of risks; (xiv) integration of acquired businesses; (xv) compliance with rules and regulations and (xvi) infringements of intellectual property rights of others.

In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. These forward-looking statements speak only as of the date hereof and are based upon the information available to us at this time. Such information is subject to change, and we will not necessarily inform you of such changes. These statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions that are difficult to predict. Therefore, our actual results could differ materially and adversely from those expressed in any forward-looking statements as a result of various factors. Important factors that may cause such a difference for Ericsson include, but are not limited to: (i) material adverse changes in the markets in which we operate or in global economic conditions; (ii) increased product and price competition; (iii) reductions in capital expenditure by network operators; (iv) the cost of technological innovation and increased expenditure to improve quality of service; (v) significant changes in market share for our principal products and services; (vi) foreign exchange rate or interest rate fluctuations; and (vii) the successful implementation of our business and operational initiatives.

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FINANCIAL STATEMENTS AND ADDITIONAL INFORMATION

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